Johnson Electric Holdings Limited

ELECTRIC
innovating motion

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com




07020698

By Airmail

22nd January 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Johnson Electric Holdings Limited
File No.: 82-2416

Dear Sirs,

We are pleased to enclose the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(B), under the Securities Exchange Act of 1934.

1. Announcements dated 29th September 2006 and 4th December 2006

2. Interim Report 2006

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,

Susan Yip
Company Secretary

Dlw 1/31

Encl.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

Resignation of Independent Non-Executive Director

The Board of Directors (the "Board") of Johnson Electric Holdings Limited (the "Company") announced that Mr. Arkadi Kuhlmann ("Mr. Kuhlmann") has tendered his resignation as an independent non-executive director and the Chairman of the Remuneration Committee of the Company effective 30th September 2006 due to personal reasons. Mr. Kuhlmann has confirmed that he has no disagreement with the Board and he is not aware of any matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board wishes to record its appreciation to Mr. Kuhlmann for his valuable contribution to the Company during his tenure of office.

The Board has appointed Prof. Michael John Enright, an Independent Non-Executive Director of the Company, as the Chairman of the Remuneration Committee effective 1st October 2006.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 29th September 2006

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Laura May-Lung Cha, Oscar De Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD OF SIX MONTHS ENDED 30TH SEPTEMBER 2006

HIGHLIGHTS

- Turnover up 68% to US$1,052 million
- EBITDA up 68% to US$142 million
- Operating profit up 56% to US$96 million
- Net profit attributable to shareholders up 22% to US$65 million
- Earnings per share up 22% to 1.76 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Borrowings reduced by US$80 million to US$628 million

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2006 was US$64,746,000, an increase of 22% over the corresponding period in 2005.

FINANCIAL RESULTS

The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2006 together with comparative figures for the corresponding period in 2005 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2006 US$'000	2005 US$'000
Sales	2	1,052,324	626,393
Cost of goods sold		(774,446)	(467,933)
Gross profit		277,878	158,460
Other gains, net		6,239	5,191
Selling and administrative expenses		(182,805)	(102,013)
Restructuring costs/provisions		(5,082)	–
Operating profit	3	96,230	61,638
Finance costs		(15,159)	(38)
Share of profits less losses of jointly controlled entities/associated companies		189	1,629
Profit before income tax		81,240	63,229
Income tax expenses	4	(15,030)	(10,269)
Profit for the period		66,210	52,960
Attributable to:			
Equity holders of the Company		64,746	52,857
Minority interests		1,464	103
		66,210	52,960
Interim dividend	5	21,195	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	6	1.76	1.44
Diluted	6	1.76	1.44

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30th September 2006 US$'000	Audited 31st March 2006 US$'000
ASSETS			
Non-current assets			
Properties, plant and equipment		388,706	378,543
Investment properties		17,202	17,202
Leasehold land and land use rights		25,291	25,355
Intangibles		656,302	631,592
Jointly controlled entities		895	16,494
Associated companies		2,521	2,271
Deferred income tax assets		28,628	32,662
Available-for-sale financial assets		6,193	5,294
Investments in finance leases		–	152
		1,125,738	1,109,565
Current assets			
Stocks and work in progress		295,834	235,379
Trade and other receivables	7	460,589	418,177
Derivative financial instruments		17,157	7,989
Other financial assets at fair value through profit or loss		1,838	2,707
Income tax recoverable		2,534	3,716
Bank balances and cash		152,596	238,510
		929,738	904,478
Current liabilities			
Trade and other payables	8	333,997	287,688
Current income tax liabilities		19,742	18,349
Derivative financial instruments		12,700	379
Borrowings		71,723	184,920
Provisions and other liabilities		8,816	12,542
		446,978	504,078
NET CURRENT ASSETS		482,760	400,400
TOTAL ASSETS LESS CURRENT LIABILITIES		1,608,498	1,509,965
Non-current liabilities			
Borrowings		556,546	523,193
Deferred income tax liabilities		86,050	88,069
Provisions and other liabilities		47,498	42,899
		690,094	654,161
NET ASSETS		918,404	855,804
EQUITY			
Share capital		82,062	81,412
Reserves		790,659	724,093
Proposed dividends		21,195	40,035
		893,916	845,540
Minority interests		24,488	10,264
TOTAL EQUITY		918,404	855,804

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006 US$'000	2005 US$'000
Fair value gains/(losses) on available-for-sale financial assets	1,291	(832)
Fair value gains on hedging instruments	9,219	–
Deferred tax effect on fair value gains in hedging instruments	(894)	–
Actuarial losses of defined benefit plan	(3,254)	–
Deferred tax effect on actuarial losses of defined benefit plan	128	–
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	21,181	(4,861)
Net income/(loss) recognised directly in equity	23,671	(5,693)
Profit for the period	66,210	52,960
Total recognised income for the period	89,881	47,267
Attributable to:		
Equity holders of the Company	87,814	47,164
Minority interests	2,067	103
	89,881	47,267

Notes:

1. **Principal accounting policies**
This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2006, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting periods commencing on 1st April 2006. The adoption of these new/revised HKFRSs did not have material financial impact to the result of the Group.

2. **Segment information**
The Group is principally engaged in the manufacture, sale, and trading of motors, electromechanical components and materials. Revenues recognised during the six months ended 30th September are as follows:

Primary reporting format – geographical segments: based on the geographic segment in which the Group has its manufacturing operations

	Sales 2006 US$'000	Sales 2005 US$'000	Operating profit/(loss) 2006 US$'000	Operating profit/(loss) 2005 US$'000
Asia	582,980	462,935	88,956	61,862
Americas	123,333	20,567	(1,728)	(972)
Europe	346,011	142,891	9,002	748
	1,052,324	626,393	96,230	61,638

Sales analysed by the Region from which the customer order originated	2006 US$'000	2005 US$'000
Asia	364,536	243,086
Americas	258,362	153,923
Europe	429,426	229,384
	1,052,324	626,393

Secondary reporting format – business segments based on the Group's principal activities

	2006 US$'000	2005 US$'000
Sales		
Manufacturing and sales	1,002,275	594,441
Trading	50,049	31,952
	1,052,324	626,393

3. **Depreciation and amortisation**
During the period, depreciation of US$38,774,000 (2005: US$21,345,000) and amortisation of US$8,859,000 (2005: US$1,164,000) were charged in respect of the Group's properties, plant and equipment and intangible assets and leasehold land and land use rights respectively.

4. **Income tax expenses**
Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit in respective countries of operations for the six months ended 30th September.

	2006 US$'000	2005 US$'000
Current taxation		
Hong Kong profits tax	7,558	4,181
Overseas taxation	9,551	11,028
	17,109	15,209
Deferred income tax	(2,079)	(4,940)
	15,030	10,269

5. **Interim dividend**
The interim dividends of 0.58 US cents per share are based on the existing 3,673,788,920 (30th September 2005: 3,673,788,920) shares in issue (30th September 2005: interim dividends of 0.58 US cents per share each).

6. **Earnings per share**
The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$64,746,000 (2005: US$52,857,000).

The basic earnings per share is based on the weighted average of 3,671,775,805 (2005: 3,673,788,920) shares in issue during the period.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

7. **Trade and other receivables**
The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The trade and other receivables include gross trade receivables of US$409,879,000 (31st March 2006: US$375,558,000). The ageing analysis of gross trade receivables was as follows:

	0 – 60 days US$'000	61 – 90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2006	303,154	40,340	66,385	409,879
Balance at 31st March 2006	284,475	41,226	49,857	375,558

8. **Trade and other payables**
The trade and other payables include trade payables of US$197,807,000 (31st March 2006: US$194,925,000). The ageing analysis of trade payables was as follows:

	0 – 60 days US$'000	61 – 90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2006	161,457	11,533	24,817	197,807
Balance at 31st March 2006	151,055	15,652	28,218	194,925

CHAIRMAN'S STATEMENT

Overview of Financial Results

For the six months period ended 30th September 2006, Johnson Electric achieved record sales of US$1,052 million, an increase of 68% over the comparable period in 2005.

The significant increase in turnover was primarily due to the acquisitions of Saia-Burgess Electronics and Parlex Corporation which were completed in November 2005. In addition, the sales of two of the Group's automotive component operations in China are now consolidated following an increase in shareholdings that have converted these former joint venture and associated businesses into majority-held subsidiaries. Excluding the effects of these acquisitions and investments, sales increased by approximately 6.5% compared to the same period a year earlier.

Johnson Electric's micromotor operations performed satisfactorily in a challenging market environment typified by high commodity costs and ongoing competitive price pressures in several market segments. The Group's rapidly growing trading arm also made progress in expanding its customer base for sourced precision parts in China and its specialty metals activities benefited from high material prices and solid demand.

The recently acquired Saia-Burgess Electronics business performed in line with our expectations during the period. Parlex, on the other hand, achieved revenue growth slightly ahead of target, but the implementation of its extensive restructuring program is taking somewhat longer than planned and one-time costs and charges are delaying its expected progress to sustained profitability.

Excluding the recently acquired businesses, gross margins improved by over two percentage points as a result of the combined positive effects of higher price realisation, product mix changes, and hedging strategies – which were partially offset by higher material prices and direct labour expenses. Including acquired businesses, total Group gross margins improved by 1.1% to 26.4%.

After taking into account the amortisation charges of US$9 million related primarily to intangible assets arising out of the acquisitions of Saia-Burgess Electronics and Parlex and the restructuring charges and provisions of US$5 million related to the closure of plants in Dalian, PRC and Cranston, USA, the Group's operating profits increased by 56% to US$96 million.

The Group incurred financing charges of US$15 million on the debt raised to complete recent acquisitions and on associated working capital. During the period, strong operating cash flows enabled the Group to reduce its outstanding borrowings by US$80 million to US$628 million.

The consolidated profit attributable to shareholders for the first half of the financial year increased by 22% to US$65 million or 1.76 US cents per share.

Interim Dividend

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2005: 4.5 HK cents or 0.58 US cents per share) payable on 4th January 2007 to shareholders registered on 29th December 2006.

Solid Progress in Integrating Recent Acquisitions

We continue to make solid progress in integrating Saia-Burgess Electronics into the overall Johnson Electric Group. A key element of this has involved the reorganisation of the Group into two primary divisions: Automotive Products Group ("APG") and Industry Products Group ("IPG").

In APG, we have brought together Johnson Electric's existing strengths in micromotors and Saia-Burgess's leading-edge technology in actuators and switches to create the clear market leader in precision motion systems for the automotive industry. To ensure that this superior market position is supported by the lowest cost base in the industry, APG's management is working to leverage the Group's component manufacturing and sourcing capabilities in China, as well as streamlining and consolidating selected production activities where applicable. This includes the consolidation of Saia-Burgess's Guangzhou operations into Johnson Electric's main manufacturing operation in Shajing.

In IPG, we have combined Johnson Electric's non-automotive micromotor operations with the switches and actuator operations of Saia-Burgess's Industry division. Again, we believe that this combination is unrivalled in our competitive arena, offering commercial and industrial customers the broadest range of motion systems solutions available from any single supplier. The present focus of business improvement efforts in this division is on reducing costs and response times in the switches operations and on building on the strength of Saia-Burgess's sales network in Europe to penetrate new customers for our combined product offering.

The value creation potential of the Group's other recent acquisition – Parlex Corporation – is dependent on the successful turnaround of a previously loss-making business in a rapidly growing market for flexible interconnect solutions. As noted earlier, at this stage Parlex is still mid-way through a significant restructuring of its global operations involving a consolidation of its production activities in North America and the transfer to and build-up of manufacturing capacity in China.

By successfully bringing together the technology and expertise of Johnson Electric, Saia-Burgess Electronics, and Parlex into one organisation, the Group is well placed to deliver innovative motion systems which differentiate us as a supplier and which provide opportunities for enhanced pricing and profitability.

Prospects

We anticipate making further progress in strengthening the enlarged Johnson Electric Group's market position in the second half of the financial year – especially as various recent integration and consolidation initiatives begin to deliver their expected economic benefits.

However, at the same time the Group is also facing the combined negative effects of somewhat softer demand in some of its major markets and further volatility in raw material input prices. Consequently, we are cautious about the outlook for near-term sales growth and the opportunity for margin expansion.

In the medium to longer term, we remain highly confident that the Group's unique low-cost operating model combined with the broadest range of motor and motion systems products available in the industry places Johnson Electric in a strong position from which to deliver sustained profitable growth over time.

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Wednesday, 27th December 2006 to Friday, 29th December 2006, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:00 p.m. on Friday, 22nd December 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

Results Overview

Sales
Total Group sales for the half-year ended 30th September 2006 were US$1,052 million, an increase of 68% over US$626 million in the same period last year.

The significant increase in sales was primarily due to the acquisitions of Saia-Burgess and Parlex in November 2005, together with the consolidation of Shanghai Ri Yong and China Autoparts, Inc., following an increase in shareholdings that have converted these former joint venture and associated businesses into majority-held subsidiaries ("acquisitions"). The total sales contributed by these entities amounted to US$385 million in the first half of this year and, excluding this impact, the Group's underlying sales grew by 6.5%.

Overall, sales to Europe were US$439 million (42% of total sales), an increase of 92%; sales to Asia were US$355 million (34% of total sales), an increase of 46%; and sales to the Americas were US$258 million (24% of total sales), an increase of 68%.

Gross Profit
Gross profit of US$277.9 million was 26.4% of sales, strengthening from 25.3% a year ago. Lower steel costs together with price increases for some products and customers contributed to this improved performance but higher copper costs in the period served to restrict further strengthening in margins.

Margin contribution by the acquisitions for the period was US$94.0 million, being 24.4% of sales in those businesses.

Other Gains
Other gains increased from US$5.2 million to US$6.2 million mainly due to an increase in rental income from investment properties.

Selling and Administrative Expenses ("SG&A")
SG&A of US$182.8 million increased by US$80.8 million compared to the same period last year. As a percentage of sales SG&A amounted to 17.4% compared to 16.3% a year ago, reflecting mainly the relatively higher SG&A rate in the former Saia-Burgess operations.

Of the total SG&A, the acquisitions account for US$71.6 million. This included a charge for US$7.8 million for the amortisation of intangibles assets for the six-month period.

Further, additional warranty and bad debt provisions were established during the period amounting to US$8.5 million.

Restructuring Costs/Provisions
The Group recorded a US$5.1 million restructuring charge in the period which relates to the shutdown of the plants in Dalian, PRC and Cranston, USA.

Operating Profit
Operating profit was US$96.2 million, an increase of US$34.6 million or 56.1% from last year. Excluding restructuring costs and the additional amortisation of intangible assets arising from the acquisitions, the underlying increase was US$47.5 million or 77.1%.

Operating profit contributed by the acquisitions for the period was US$19.4 million, after accounting for a charge of US$7.8 million for the six month amortisation of intangible assets in the acquisitions and a charge of US$3.0 million for restructuring in Parlex.

Finance Costs
Interest expense for the period amounted to US$15.2 million. The amount represents the finance costs incurred on the US$525.0 million bank loan to fund the Saia-Burgess acquisition and on the loans for the Group's day to day operational requirements.

The Group used a portion of its cash on hand to reduce borrowings close to the end of the six-month period.

Share of Profits less Losses of Jointly Controlled Entities/Associated Companies
The Group's share of profits less losses of jointly controlled entities/associated companies decreased to US$0.2 million from US$1.6 million a year ago. Shanghai Ri Yong and China Autoparts, Inc. which were included here a year ago, are now consolidated in the Group's results because of the increased level of ownership in each company.

Income Tax Expenses
The effective tax rate for the period was 18.5%, compared to 16.2% for the prior period. The effective tax rate for the current period reflects the inclusion of the profits and tax charge of the former Saia-Burgess business which was acquired in November 2005, together with the impact of the tax treatment related to interest on loans for the acquisition. The effective tax rate in the same period a year ago was higher than the norm for Johnson Electric because of certain overseas taxation related charges in that period.

Profit Attributable to Shareholders
Profit attributable to shareholders for the period increased 22% to US$64.7 million and earnings per share increased equally to 1.76 US cents.

Business Performance

We manage the Group's activities through three business divisions: Automotive Products Group, Industry Products Group, and Other Businesses.

Automotive Products Group ("APG")
APG is the combination of what were previously Johnson Electric's "AMG" business and Saia-Burgess's Automotive business. Sales revenue for the APG was US$520.5 million for the six-month period ending 30th September 2006, accounting for 49% of Johnson Electric Group's consolidated revenues.

The integration of the pre-existing Johnson Electric activities with those of Saia-Burgess is progressing in a satisfactory manner and synergies are being identified in a number of markets and applications including climate control, door locks, mirror actuators and tailgate assemblies.

Motors
APG's motor sales, comprised mainly of the pre-existing micromotor business of Johnson Electric, amounted to US$335.2 million for the six-month period ended 30th September 2006, representing a US$35.8 million or 11% increase over the same period last year.

Of the total increase, US$25.1 million resulted from the inclusion of the sales of Shanghai Ri Yong (our former jointly controlled entity which was not consolidated last year). Excluding the additional sales contributed by Ri Yong, the sales increase in the Motors segment was US$10.7 million, or 3.4%.

The Powertrain Cooling business, including Ri Yong's contribution in the current period, recorded sales of US$169.3 million, a 17% improvement compared to last year, while growth experienced in other units such as Body Climate and Powertrain Management was offset by a drop in sales for Chassis Braking unit.

The motors business has been challenged by weakness in the North American Automotive market where high gasoline prices and cost reduction programs by OEM's have negatively impacted demand. In contrast, new programs with European customers have helped to secure new business there and, in the Asian market, especially in China and Korea, we have seen some increase in demand both from existing and new customers.

The business was impacted by the increase in raw material prices during the period but this was offset by overall cost management, benefits from prior-period restructuring activities and modest price increases for certain products and customers.

Actuators, Switches, Solenoids and Sensors
This segment, comprised mainly of the former Saia-Burgess automotive business, generated sales for the six months ended 30th September 2006 of US$165.2 million, of which US$118.8 million came from the sale of Actuators.

This business segment also encountered weak demand in North America. However, this was mitigated by gains derived from the successful launching of new projects by some of our key customers.

Industry Products Group ("IPG")
Total sales revenue for the IPG was US$375.5 million for the six-month period ending 30th September 2006, accounting for 36% of the Group's consolidated revenues.

The integration of the pre-existing Johnson Electric activities with those of Saia-Burgess is progressing in a satisfactory manner and synergies are being identified in a number of markets and applications including beverage and vending machines and various infrastructure systems.

Motors
The IPG motor business, comprised mainly of the pre-existing micromotor business of Johnson Electric, provides tailored motor solutions to global customers in the Power Tools, Home Appliances, Business Equipment, Personal Products and Audio-Visual markets. Total sales for the period amounted to US$286.9 million, an increase of US$11.8 million, or 4.3%, over the same period a year ago.

The sales increase for the period was generated mainly from the Power Tools and the Business Equipment and Personal Products sectors.

Sales by the Business Equipment and Personal Products business unit increased by US$10.7 million, or 21%, to US$62.3 million, driven mainly by the strength of new product introductions in printing systems and gearbox applications.

Sales by the Power Tools Business Unit increased by US$3.3 million, or 4%, to US$87.1 million, driven mainly by successes with a number of leading professional power tool companies where the focus has been on developing new products.

Sales of the Home Appliance Business Unit remained flat at US$100.3 million, while the Audio-Visual sector experienced a drop of US$1.4 million to US$37.2 million.

Actuators, Switches, Solenoids and Sensors
This segment of the IPG business represents mainly the former actuator and switches operations of Saia-Burgess's Industry Division. Sales for the period were US$88.6 million.

Switches and sensors sales amounted to US$40.7 million for the period. During the last six months, the manufacturing operations of this business unit have been undergoing restructuring and consolidation with the aim of improving its longer-term operational efficiency.

Sales of Actuators and Solenoids contributed US$25.9 million and US$22.0 million respectively during the period.

Other Businesses
The Other Businesses category includes the operations of Johnson Electric Capital, Johnson Electric Trading, Parlex, and Controls (formerly of Saia-Burgess).

Overall sales revenue for the Other Businesses was US$156.3 million for the six-month period ending 30th September 2006 and this category now accounts for 15% of the total Johnson Electric Group sales. Compared to a year ago, this category has increased its sales by US$124.4 million in the six-month period.

Johnson Electric Trading was established in 2004-2005 to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components that are not currently manufactured within Johnson Electric, and specialty materials. For the six-month period ending 30th September 2006, sales were US$50 million, representing an increase of US$18.1 million, or 56%, over the same period last year.

Parlex, a flexible printed circuit board manufacturer, contributed sales of US$63.2 million during the six-month period to September 2006. The business is benefiting from the increasing trend in electronic and electrical products towards greater complexity, miniaturization and portability.

Controls, a successful niche player in the European programmable controls industry, also performed ahead of target during the period and achieved sales of US$30.9 million.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial resources and liquidity remained strong throughout the period.

The Group used a portion of its cash on hand to partially repay working capital loans in the period. Accordingly, at 30th September 2006, the bank balances and cash (comprising cash and other financial assets at fair value through profit or loss) had decreased by US$86.8 million from the position at 31st March 2006 to US$154.4 million at 30th September 2006.

The Group's borrowings decreased to US$628.3 million from US$708.1 million as at 31st March 2006.

Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 30th September 2006 was US$473.8 million and the Group's debt:equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss to total equity) was 52%.

Interest expense of US$15.2 million was incurred on the bank loans for the acquisition of the Saia-Burgess and on the loans to fund the Group's operational requirements. The Group interest coverage ratio (profit before tax and interest expense divided by interest expense) is 6.4 times.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2006, Mr. Arkadi Kuhlmann, an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Company, resigned on 30th September 2006. Prof. Michael Enright, an existing Independent Non-Executive Director of the Company, was appointed to replace Mr. Arkadi Kuhlmann as the Chairman of the Remuneration Committee on 1st October 2006. Save for the above, the composition of the board committees remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2006.

Corporate governance practices adopted by the Company during the six months ended 30th September 2006 are in line with those practices set out in the Corporate Governance Report.

Code on Corporate Governance Practices
During the six months ended 30th September 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1
Code A.2.1 provides, *inter alia*, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2
Code A.4.1 provides, *inter alia*, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions
The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2006. No incident of non-compliance was noted by the Company to date in 2006/07.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

Audit Committee
The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mrs. Laura Cha.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Remuneration Committee
The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Prof. Michael Enright (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

Nomination And Corporate Governance Committee
The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Board Committee
The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

Review of Interim Results
The Company's interim report for the six months ended 30th September 2006 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Interim Report 2006 will be despatched to the shareholders and available on the same websites on or about 21st December 2006.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar De Paula Bernardes Neto, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 4th December 2006

Website: www.johnsonelectric.com

Interim Report 2006


JOHNSON
ELECTRIC
innovating motion

Johnson Electric Holdings Limited

(Stock Code: 179)

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman
Patrick Shui-Chung Wang JP
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Executive Director
\# Peter Stuart Allenby Edwards
\# Patrick Blackwell Paul
\# Michael John Enright
\# Laura May-Lung Cha
* Peter Kin-Chung Wang
\# Oscar De Paula Bernardes Neto

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditors

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
27th – 29th December 2006

Dividends (per share)

Interim Dividend : 4.5 HK cents
Payable on : 4th January 2007

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2006

HIGHLIGHTS

- Turnover up 68% to US$1,052 million
- EBITDA up 68% to US$142 million
- Operating profit up 56% to US$96 million
- Net profit attributable to shareholders up 22% to US$65 million
- Earnings per share up 22% to 1.76 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Borrowings reduced by US$80 million to US$628 million

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

For the six months period ended 30th September 2006, Johnson Electric achieved record sales of US$1,052 million, an increase of 68% over the comparable period in 2005.

The significant increase in turnover was primarily due to the acquisitions of Saia-Burgess Electronics and Parlex Corporation which were completed in November 2005. In addition, the sales of two of the Group's automotive component operations in China are now consolidated following an increase in shareholdings that have converted these former joint venture and associated businesses into majority-held subsidiaries. Excluding the effects of these acquisitions and investments, sales increased by approximately 6.5% compared to the same period a year earlier.

Johnson Electric's micromotor operations performed satisfactorily in a challenging market environment typified by high commodity costs and ongoing competitive price pressures in several market segments. The Group's rapidly growing trading arm also made progress in expanding its customer base for sourced precision parts in China and its specialty metals activities benefited from high material prices and solid demand.

The recently acquired Saia-Burgess Electronics business performed in line with our expectations during the period. Parlex, on the other hand, achieved revenue growth slightly ahead of target, but the implementation of its extensive restructuring program is taking somewhat longer than planned and one-time costs and charges are delaying its expected progress to sustained profitability.

Excluding the recently acquired businesses, gross margins improved by over two percentage points as a result of the combined positive effects of higher price realisation, product mix changes, and hedging strategies – which were partially offset by higher material prices and direct labour expenses. Including acquired businesses, total Group gross margins improved by 1.1% to 26.4%.

After taking into account the amortisation charges of US$9 million related primarily to intangible assets arising out of the acquisitions of Saia-Burgess Electronics and Parlex and the restructuring charges and provisions of US$5 million related to the closure of plants in Dalian, PRC and Cranston, USA, the Group's operating profits increased by 56% to US$96 million.

The Group incurred financing charges of US$15 million on the debt raised to complete recent acquisitions and on associated working capital. During the period, strong operating cash flows enabled the Group to reduce its outstanding borrowings by US$80 million to US$628 million.

The consolidated profit attributable to shareholders for the first half of the financial year increased by 22% to US$65 million or 1.76 US cents per share.

INTERIM DIVIDEND

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2005: 4.5 HK cents or 0.58 US cents per share) payable on 4th January 2007 to shareholders registered on 29th December 2006.

SOLID PROGRESS IN INTEGRATING RECENT ACQUISITIONS

We continue to make solid progress in integrating Saia-Burgess Electronics into the overall Johnson Electric Group. A key element of this has involved the reorganization of the Group into two primary divisions: Automotive Products Group ("APG") and Industry Products Group ("IPG").

In APG, we have brought together Johnson Electric's existing strengths in micromotors and Saia-Burgess's leading-edge technology in actuators and switches to create the clear market leader in precision motor and motion systems for the automotive industry. To ensure that this superior market position is supported by the lowest cost base in the industry, APG's management is working to leverage the Group's component manufacturing and sourcing capabilities in China, as well as streamlining and consolidating selected production activities where applicable. This includes the consolidation of Saia-Burgess's Guangzhou operations into Johnson Electric's main manufacturing operation in Shajing.

In IPG, we have combined Johnson Electric's non-automotive micromotor operations with the switches and actuator operations of Saia-Burgess's Industry Division. Again, we believe that this combination is unrivalled in our competitive arena, offering commercial and industrial customers the broadest range of motion systems solutions available from any single supplier. The present focus of business improvement efforts in this division is on reducing costs and response times in the switches operations and on building on the strength of Saia-Burgess's sales network in Europe to penetrate new customers for our combined product offering.

The value creation potential of the Group's other recent acquisition – Parlex Corporation – is dependent on the successful turnaround of a previously loss-making business in a rapidly growing market for flexible interconnect solutions. As noted earlier, at this stage Parlex is still mid-way through a significant restructuring of its global operations involving a consolidation of its production activities in North America and the transfer to and build-up of manufacturing capacity in China.

By successfully bringing together the technology and expertise of Johnson Electric, Saia-Burgess Electronics, and Parlex into one organization, the Group is well placed to deliver innovative motion systems which differentiate us as a supplier and which provide opportunities for enhanced pricing and profitability.

PROSPECTS

We anticipate making further progress in strengthening the enlarged Johnson Electric Group's market position in the second half of the financial year – especially as various recent integration and consolidation initiatives begin to deliver their expected economic benefits.

However, at the same time the Group is also facing the combined negative effects of somewhat softer demand in some of its major markets and further volatility in raw material input prices. Consequently, we are cautious about the outlook for near-term sales growth and the opportunity for margin expansion.

In the medium to longer term, we remain highly confident that the Group's unique low-cost operating model combined with the broadest range of motor and motion systems products available in the industry places Johnson Electric in a strong position from which to deliver sustained profitable growth over time.

Patrick Shui-Chung Wang

Chairman and Chief Executive

Hong Kong, 4th December 2006

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Wednesday, 27th December 2006 to Friday, 29th December 2006, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:00 p.m. on Friday, 22nd December 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

SALES

Total Group sales for the half-year ended 30th September 2006 were US$1,052 million, an increase of 68% over US$626 million in the same period last year.

The significant increase in sales was primarily due to the acquisitions of Saia-Burgess and Parlex in November 2005, together with the consolidation of Shanghai Ri Yong and China Autoparts, Inc. following an increase in shareholdings that have converted these former joint venture and associated businesses into majority-held subsidiaries ("acquisitions"). The total sales contributed by these entities amounted to US$385 million in the first half of this year and, excluding this impact, the Group's underlying sales grew by 6.5%.

Overall, sales to Europe were US$439 million (42% of total sales), an increase of 92%; sales to Asia were US$355 million (34% of total sales), an increase of 46%; and sales to the Americas were US$258 million (24% of total sales), an increase of 68%.

GROSS PROFIT

Gross profit of US$277.9 million was 26.4% of sales, strengthening from 25.3% a year ago. Lower steel costs together with price increases for some products and customers contributed to this improved performance but higher copper costs in the period served to restrict further strengthening in margins.

Margin contribution by the acquisitions for the period was US$94.0 million, being 24.4% of sales in those businesses.

OTHER GAINS

Other gains increased from US$5.2 million to US$6.2 million mainly due to an increase in rental income from investment properties.

SELLING AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A of US$182.8 million increased by US$80.8 million compared to the same period last year. As a percentage of sales SG&A amounted to 17.4% compared to 16.3% a year ago, reflecting mainly the relatively higher SG&A rate in the former Saia-Burgess operations.

Of the total SG&A, the acquisitions account for US$71.6 million. This included a charge for US$7.8 million for the amortisation of intangibles assets for the six-month period.

Further, additional warranty and bad debt provisions were established during the period amounting to US$8.5 million.

RESTRUCTURING COSTS/PROVISIONS

The Group recorded a US$5.1 million restructuring charge in the period which relates to the shutdown of the plants in Dalian, PRC and Cranston, USA.

OPERATING PROFIT

Operating profit was US$96.2 million, an increase of US$34.6 million or 56.1% from last year. Excluding restructuring costs and the additional amortisation of intangible assets arising from the acquisitions, the underlying increase was US$47.5 million or 77.1%.

Operating profit contributed by the acquisitions for the period was US$19.4 million, after accounting for a charge of US$7.8 million for the six month amortisation of intangible assets in the acquisitions and a charge of US$3.0 million for restructuring in Parlex.

FINANCE COSTS

Interest expense for the period amounted to US$15.2 million. The amount represents the finance costs incurred on the US$525.0 million bank loan to fund the Saia-Burgess acquisition and on the loans for the Group's day to day operational requirements.

The Group used a portion of its cash on hand to reduce borrowings close to the end of the six-month period.

SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED ENTITIES/ ASSOCIATED COMPANIES

The Group's share of profits less losses of jointly controlled entities/associated companies decreased to US$0.2 million from US$1.6 million a year ago. Shanghai Ri Yong and China Autoparts, Inc. which were included here a year ago, are now consolidated in the Group's results because of the increased level of ownership in each company.

INCOME TAX EXPENSES

The effective tax rate for the period was 18.5%, compared to 16.2% for the prior period. The effective tax rate for the current period reflects the inclusion of the profits and tax charge of the former Saia-Burgess business which was acquired in November 2005, together with the impact of the tax treatment related to interest on loans for the acquisition. The effective tax rate in the same period a year ago was higher than the norm for Johnson Electric because of certain overseas taxation related charges in that period.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the period increased 22% to US$64.7 million and earnings per share increased equally to 1.76 US cents.

BUSINESS PERFORMANCE

We manage the Group's activities through three business divisions: Automotive Products Group, Industry Products Group, and Other Businesses.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG is the combination of what were previously Johnson Electric's "AMG" business and Saia-Burgess's Automotive business. Sales revenue for the APG was US$520.5 million for the six-month period ending 30th September 2006, accounting for 49% of Johnson Electric Group's consolidated revenues.

The integration of the pre-existing Johnson Electric activities with those of Saia-Burgess is progressing in a satisfactory manner and synergies are being identified in a number of markets and applications including climate control, door locks, mirror actuators and tailgate assemblies.

MOTORS

APG's motor sales, comprised mainly of the pre-existing micromotor business of Johnson Electric, amounted to US$355.2 million for the six-month period ended 30th September 2006, representing a US$35.8 million or 11% increase over the same period last year.

Of the total increase, US$25.1 million resulted from the inclusion of the sales of Shanghai Ri Yong (our former jointly controlled entity which was not consolidated last year). Excluding the additional sales contributed by Ri Yong, the sales increase in the Motors segment was US$10.7 million, or 3.4%.

The Powertrain Cooling business, including Ri Yong's contribution in the current period, recorded sales of US$169.3 million, a 17% improvement compared to last year, while growth experienced in other units such as Body Climate and Powertrain Management was offset by a drop in sales for Chassis Braking unit.

The motors business has been challenged by weakness in the North American Automotive market where high gasoline prices and cost reduction programs by OEM's have negatively impacted demand. In contrast, new programs with European customers have helped to secure new business there and, in the Asian market, especially in China and Korea, we have seen some increase in demand both from existing and new customers.

The business was impacted by the increase in raw material prices during the period but this was offset by overall cost management, benefits from prior-period restructuring activities and modest price increases for certain products and customers.

ACTUATORS, SWITCHES, SOLENOIDS AND SENSORS

This segment, comprised mainly of the former Saia-Burgess automotive business, generated sales for the six months ended 30th September 2006 of US$165.2 million, of which US$118.8 million came from the sale of Actuators.

This business segment also encountered weak demand in North America. However, this was mitigated by gains derived from the successful launching of new projects by some of our key customers.

INDUSTRY PRODUCTS GROUP ("IPG")

Total sales revenue for the IPG was US$375.5 million for the six-month period ending 30th September 2006, accounting for 36% of the Group's consolidated revenues.

The integration of the pre-existing Johnson Electric activities with those of Saia-Burgess is progressing in a satisfactory manner and synergies are being identified in a number of markets and applications including beverage and vending machines and various infrastructure systems.

MOTORS

The IPG motor business, comprised mainly of the pre-existing micromotor business of Johnson Electric, provides tailored motor solutions to global customers in the Power Tools, Home Appliances, Business Equipment and Personal Products and Audio-Visual markets. Total sales for the period amounted to US$286.9 million, an increase of US$11.8 million, or 4.3%, over the same period a year ago.

The sales increase for the period was generated mainly from the Power Tools and the Business Equipment and Personal Products sectors.

Sales by the Business Equipment and Personal Products Business Unit increased by US$10.7 million, or 21%, to US$62.3 million, driven mainly by the strength of new product introductions in printing systems and gearbox applications.

Sales by the Power Tools Business Unit increased by US$3.3 million, or 4%, to US$87.1 million, driven mainly by successes with a number of leading professional power tool companies where the focus has been on developing new products.

Sales of the Home Appliance Business Unit remained flat at US$100.3 million, while the Audio-Visual sector experienced a drop of US$1.4 million to US$37.2 million.

ACTUATORS, SWITCHES, SOLENOIDS AND SENSORS

This segment of the IPG business represents mainly the former actuator and switches operations of Saia-Burgess's Industry Division. Sales for the period were US$88.6 million.

Switches and sensors sales amounted to US$40.7 million for the period. During the last six months, the manufacturing operations of this business unit have been undergoing restructuring and consolidation with the aim of improving its longer-term operational efficiency.

Sales of Actuators and Solenoids contributed US$25.9 million and US$22.0 million respectively during the period.

OTHER BUSINESSES

The Other Businesses category includes the operations of Johnson Electric Capital, Johnson Electric Trading, Parlex, and Controls (formerly of Saia-Burgess).

Overall sales revenue for the Other Businesses was US$156.3 million for the six-month period ending 30th September 2006 and this category now accounts for 15% of the total Johnson Electric Group sales. Compared to a year ago, this category has increased its sales by US$124.4 million in the six-month period.

Johnson Electric Trading was established in 2004–2005 to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components that are not currently manufactured within Johnson Electric, and specialty materials. For the six-month period ending 30th September 2006, sales were US$50 million, representing an increase of US$18.1 million, or 56%, over the same period last year.

Parlex, a flexible printed circuit board manufacturer, contributed sales of US$63.2 million during the six-month period to September 2006. The business is benefiting from the increasing trend in electronic and electrical products towards greater complexity, miniaturization and portability.

Controls, a successful niche player in the European programmable controls industry, also performed ahead of target during the period and achieved sales of US$30.9 million.

FINANCIAL POSITION AND LIQUIDITY

CASH FLOWS

The Group's ability to generate cash from operations continues to be one of its principal strengths. In the six-month period, the net cash generated by operating activities amounted to US$53.6 million, slightly ahead of the same period a year ago. This cash generation was achieved after interest payments which amounted to US$15.2 million and tax payments which amounted to US$14.7 million in the period.

The working capital position remained healthy. Trade and other receivables increased by US$42.4 million to US$460.6 million. Trade receivables amounted to US$409.9 million as at 30th September 2006, of which 74% was aged less than 60 days. Stocks and work in progress increased by US$61.6 million to US$295.0 million, with an average sales-to-stock ratio of 7.1 turns compared to 7.4 turns in the same period last year. The increase in trade receivables and stocks is due to the consolidation of Shanghai Ri Yong and the seasonal peak periods during the second quarter of the financial year. Partially offsetting these increases in working capital assets was an increase in trade and other payables amounting to US$46.3 million.

Net cash used in investing activities reduced from US$61.0 million a year ago to US$17.7 million in the current period, mainly due to a decrease in the purchase of investment securities.

Net cash used in financing activities increased to US$121.8 million, compared to US$52.0 million a year ago, due mainly to the repayment of some of the Group's working capital loans in the period.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial resources and liquidity remained strong throughout the period.

The Group used a portion of its cash on hand to partially repay working capital loans in the period. Accordingly, at 30th September 2006, the bank balances and cash (comprising cash and other financial assets at fair value through profit or loss) had decreased by US$86.8 million from the position at 31st March 2006 to US$154.4 million at 30th September 2006.

The Group's borrowings decreased to US$628.3 million from US$708.1 million as at 31st March 2006.

Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 30th September 2006 was US$473.8 million and the Group's debt:equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss to total equity) was 52%.

Interest expense of US$15.2 million was incurred on the bank loans for the acquisition of Saia-Burgess and on the loans to fund the Group's operational requirements. The Group interest coverage ratio (profit before tax and interest expense divided by interest expense) is 6.4 times.

Capital expenditures increased to US$35.7 million from US$21.7 million for the corresponding six-month period in 2005. This excludes US$0.3 million spent on the re-purchase of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$36.8 million as compared to US$21.5 million for the corresponding period ended 30th September 2005. These increases are mainly the result of the inclusion of the acquisitions. Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the rate of capital expenditures compared with recent years.

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities exceeding US$200 million provided by its principal relationship banks.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

FOREIGN CURRENCY

The Group operates globally and is thus exposed to foreign exchange risk.

For the APG and the IPG, the major revenue generating currencies continue to be the US dollar and the Euro. For the period to 30th September 2006, of the sales from these business units, 56% were in US dollar, 31% in Euro, and the rest in other currencies such as Japanese Yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

The revenues and costs for the former Saia-Burgess operations and Parlex are denominated mainly in Euro and US dollar respectively and no material currency exposure is present in these businesses.

HUMAN RESOURCES AND ENVIRONMENT, HEALTH AND SAFETY

The Johnson Electric Group and its subcontractors employed over 40,000 people as of 30th September 2006. The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined benefit and defined contribution retirement schemes which cover certain groups of employees in Europe, Hong Kong and the USA. In addition, incentive schemes comprising annual and long-term elements are provided to certain managers and senior executives on the basis of performance measured by metrics such as cash value added (CVA), complementary financial and key operating performance measures, and the achievement of personal objectives.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. In June of 2006, the Group conducted its second annual Senior Management Development Seminar designed for the continuous development of the Group's international cadre of senior managers.

The Group maintains its long-standing commitment to environment, health and safety and to being a responsible corporate citizen. Progress is being made towards achieving ISO14000 registration of the Group's main manufacturing facility in Shajing, Guangdong Province. The Group's key sites in Europe and North America are already ISO14000 registered.

The safety campaign, *Safety is Job One*, launched by the Group's CEO in Shajing in 2003, has produced impressive results – achievement of zero lost time accident for the first time in the history of the company in three of the months in 2006.

DISCLOSURE OF INTERESTS

A DIRECTORS

As at 30th September 2006, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,187,100,640 *(Notes 1 & 2)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 3)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under Section B Substantial Shareholders.*

3. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2006, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

B SUBSTANTIAL SHAREHOLDERS

As at 30th September 2006, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,139,100,640 *(Notes 1 & 2)*	58.23
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes 1 & 3)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note 4)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 941,088,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

4. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 30th September 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme (the "Scheme"). The Directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the new share options granted under the Scheme as at 30th September 2006 are as follows:–

Type of grantees	Options held at 01/04/2006	Options forfeited during the period	Options held at 30/09/2006	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2004	16/09/2012
	550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2005	16/09/2012
	50,000	–	50,000	9.40	10/07/2003	01/07/2005	09/07/2013
	50,000	–	50,000	9.40	10/07/2003	01/07/2006	09/07/2013
	475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2005	30/07/2013
	475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	2,650,000	(400,000)	2,250,000				

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2006 are as follows:

Year of grant of shares	Number of shares granted/ purchased	Average purchase price (HK$)	Shares vested/to be vested in April				
			2006	2007	2008	2009	2010
2005	2,480,000	7.38	680,000	610,000	520,000	420,000	250,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2006, Mr. Arkadi Kuhlmann, an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Company, resigned from both positions on 30th September 2006. Prof. Michael Enright, an existing Independent Non-Executive Director of the Company, was appointed to replace Mr. Arkadi Kuhlmann as the Chairman of the Remuneration Committee on 1st October 2006. Save for the above, the composition of the board committees remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2006.

Corporate governance practices adopted by the Company during the six months ended 30th September 2006 are in line with those practices set out in the Corporate Governance Report.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30th September 2006, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

CODE PROVISION A.2.1

Code A.2.1 provides, *inter alia*, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

CODE PROVISION A.4.1 AND A.4.2

Code A.4.1 provides, *inter alia*, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2006. No incident of non-compliance was noted by the Company to date in 2006/07.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

AUDIT COMMITTEE

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mrs. Laura Cha.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Prof. Michael Enright (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2006 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2006

	Note	**Unaudited 30th September 2006 US$'000**	Audited 31st March 2006 US$'000
ASSETS			
Non-current assets			
Properties, plant and equipment	4	**388,706**	378,543
Investment properties	4	**17,202**	17,202
Leasehold land and land use rights	4	**25,291**	25,355
Intangibles	4	**656,302**	631,592
Jointly controlled entities		**895**	16,494
Associated companies		**2,521**	2,271
Deferred income tax assets		**28,628**	32,662
Available-for-sale financial assets		**6,193**	5,294
Investments in finance leases		**–**	152
		1,125,738	1,109,565
Current assets			
Stocks and work in progress		**295,024**	233,379
Trade and other receivables	5	**460,589**	418,177
Derivative financial instruments		**17,157**	7,989
Other financial assets at fair value through profit or loss		**1,838**	2,707
Income tax recoverable		**2,534**	3,716
Bank balances and cash		**152,596**	238,510
		929,738	904,478
Current liabilities			
Trade and other payables	6	**333,997**	287,688
Current income tax liabilities		**19,742**	18,349
Derivative financial instruments		**12,700**	579
Borrowings	7	**71,723**	184,920
Provisions and other liabilities	8	**8,816**	12,542
		446,978	504,078
Net current assets		**482,760**	400,400
Total assets less current liabilities		**1,608,498**	1,509,965
Non-current liabilities			
Borrowings	7	**556,546**	523,193
Deferred income tax liabilities		**86,050**	88,069
Provisions and other liabilities	8	**47,498**	42,899
		690,094	654,161
NET ASSETS		**918,404**	855,804
EQUITY			
Share capital	9	**82,062**	81,412
Reserves	10	**790,659**	724,093
Proposed dividends	10	**21,195**	40,035
		893,916	845,540
Minority interests		**24,488**	10,264
TOTAL EQUITY		**918,404**	855,804

The notes on pages 23 to 40 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2006

	Note	Unaudited Six months ended 30th September 2006 US$'000	2005 US$'000
Sales	3	**1,052,324**	626,393
Cost of goods sold		**(774,446)**	(467,933)
Gross profit		**277,878**	158,460
Other gains, net	11	**6,239**	5,191
Selling and administrative expenses	12	**(182,805)**	(102,013)
Restructuring costs / provisions	13	**(5,082)**	–
Operating profit		**96,230**	61,638
Finance costs		**(15,159)**	(38)
Share of profits less losses of jointly controlled entities / associated companies		**169**	1,629
Profit before income tax		**81,240**	63,229
Income tax expenses	15	**(15,030)**	(10,269)
Profit for the period		**66,210**	52,960
Attributable to:			
Equity holders of the Company		**64,746**	52,857
Minority interests		**1,464**	103
		66,210	52,960
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	16	**1.76**	1.44
Diluted	16	**1.76**	1.44
Dividends	17	**61,230**	73,005

The notes on pages 23 to 40 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th September 2006

	2006	2005
	US$'000	US$'000
Fair value gains / (losses) on available-for-sale financial assets	**1,291**	(832)
Fair value gains on hedging instruments	**5,219**	–
Deferred tax effect on fair value gains in hedging instruments	**(894)**	–
Actuarial losses of defined benefit plan	**(3,254)**	–
Deferred tax effect on actuarial losses of defined benefit plan	**128**	–
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	**21,181**	(4,861)
Net income / (loss) recognised directly in equity	**23,671**	(5,693)
Profit for the period	**66,210**	52,960
Total recognised income for the period	**89,881**	47,267
Attributable to:		
Equity holders of the Company	**87,814**	47,164
Minority interests	**2,067**	103
	89,881	47,267

The notes on pages 23 to 40 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2006

	Unaudited Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Net cash generated from operating activities	**53,644**	51,638
Net cash used in investing activities	**(17,713)**	(60,969)
Net cash used in financing activities	**(121,845)**	(51,962)
Net decrease in cash and cash equivalents	**(85,914)**	(61,293)
Cash and cash equivalents at beginning of the period	**238,510**	234,954
Cash and cash equivalents at end of the period	**152,596**	173,661
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**152,596**	173,661
Cash and cash equivalents at end of the period	**152,596**	173,661

The notes on pages 23 to 40 are an integral part of this condensed interim financial information.

NOTES TO INTERIM ACCOUNTS

1 General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components and materials. The Group has manufacturing plants and sales operations around the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

This condensed consolidated interim financial information is presented in thousands of US dollars (US$'000), unless otherwise stated, and has been approved for issue by the Board of Directors on 4th December 2006.

2 Principal accounting policies

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2006, except that the Group adopted all the new standards, amendments to standards and interpretations (new / revised HKFRSs) which are effective for accounting periods commencing on 1st April 2006. The adoption of these new / revised HKFRSs did not have material financial impact to the result of the Group.

3 Segment information

Primary reporting format – geographical segments; based on the geographic segment in which the Group has its manufacturing operations

Segment result for the six months ended 30th September 2006

	Six months ended 30th September 2006			
	Asia US$'000	**Americas US$'000**	**Europe US$'000**	**Group US$'000**
Sales	**582,980**	**123,333**	**346,011**	**1,052,324**
Operating profit / (loss)	**88,956**	**(1,728)**	**9,002**	**96,230**
Finance costs				**(15,159)**
Share of profits less losses of jointly controlled entities and associated companies	**332**	**–**	**(163)**	**169**
Profit before income tax				**81,240**
Income tax expenses				**(15,030)**
Profit for the period				**66,210**
Restructuring costs / provisions	**1,859**	**2,935**	**288**	**5,082**
Capital expenditure	**27,284**	**2,635**	**6,135**	**36,054**
Addition of properties, plant and equipment and leasehold land from the acquisition of subsidiaries	**10,029**	**–**	**–**	**10,029**
Depreciation on properties, plant and equipment	**20,073**	**4,914**	**12,129**	**37,116**
Amortisation charge on leasehold land and land use rights	**352**	**–**	**–**	**352**
Amortisation charge on intangibles	**82**	**506**	**7,919**	**8,507**
Sales analysed by the Region from which the customer order originated	**354,530**	**258,362**	**439,432**	**1,052,324**

3 Segment information *(Cont'd)*

Segment result for the six months ended 30th September 2005

	Six months ended 30th September 2005			
	Asia US$'000	Americas US$'000	Europe US$'000	Group US$'000
Sales	462,935	20,567	142,891	626,393
Operating profit / (loss)	61,862	(972)	748	61,638
Finance costs				(38)
Share of profits less losses of jointly controlled entities and associated companies	1,629	–	–	1,629
Profit before income tax				63,229
Income tax expenses				(10,269)
Profit for the period				52,960
Capital expenditure	20,633	–	1,638	22,271
Addition of properties, plant and equipment and leasehold land from the acquisition of subsidiaries	5,283	–	–	5,283
Depreciation on properties, plant and equipment	16,298	1,270	4,522	22,090
Amortisation charge on leasehold land and land use rights	325	–	–	325
Amortisation charge on intangibles	85	–	754	839
Sales analysed by the Region from which the customer order originated	243,086	153,923	229,384	626,393

3 Segment information *(Cont'd)*

The segment assets and liabilities as at 30th September 2006

	Asia US$'000	Americas US$'000	Europe US$'000	Group US$'000
Segment assets	**921,946**	**112,315**	**642,530**	**1,676,791**
Jointly controlled entities	**895**	–	–	**895**
Associated companies	–	–	**2,521**	**2,521**
Deferred income tax assets and income tax recoverable				**31,162**
Unallocated				**344,107**
Total non-current and current assets				**2,055,476**
Segment liabilities	**784,024**	**38,126**	**209,130**	**1,031,280**
Deferred income tax liabilities and income tax liabilities				**105,792**
Total non-current and current liabilities				**1,137,072**

3 Segment information *(Cont'd)*

The segment assets and liabilities as at 31st March 2006

	Asia US$'000	Americas US$'000	Europe US$'000	Group US$'000
Segment assets	902,250	122,208	610,099	1,634,557
Jointly controlled entities	16,494	–	–	16,494
Associated companies	–	–	2,271	2,271
Deferred income tax assets and income tax recoverable				36,378
Unallocated				324,343
Total non-current and current assets				2,014,043
Segment liabilities	715,641	43,341	292,839	1,051,821
Deferred income tax liabilities and income tax liabilities				106,418
Total non-current and current liabilities				1,158,239

Secondary reporting format – business segments based on the Group's principal activities

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components and materials.

The segment results for the six months ended 30th September and total assets as at 31st March 2006 and 30th September 2006 are as follows:

	Sales Six months ended 30th September		**Capital expenditure Six months ended 30th September**		**Total assets As at**	
					30th Sep	31st Mar
	2006	2005	**2006**	2005	**2006**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Manufacturing and sales	**1,002,275**	594,441	**35,727**	22,232	**2,009,321**	1,984,120
Trading	**50,049**	31,952	**327**	39	**46,155**	29,923
	1,052,324	626,393	**36,054**	22,271	**2,055,476**	2,014,043

4 Capital expenditure

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	*Customer* list US$'000	*Development* costs US$'000	*Total* intangibles US$'000	Properties *plant and* equipment US$'000	*Investment* properties US$'000	Leasehold *land and land* use rights US$'000
At 1st April 2006	**366,631**	**1,126**	**124,805**	**51,548**	**85,564**	**1,918**	**631,592**	**378,543**	**17,202**	**25,355**
Exchange adjustments	14,806	(67)	5,140	2,356	4,257	35	26,527	5,328	–	30
Acquisition	1,275	120	–	–	–	–	1,395	8,559	–	1,470
Additions	275	82	32	–	593	–	982	36,054	–	–
Fair value adjustments	4,313	–	–	–	–	–	4,313	–	–	–
Disposals	–	–	–	–	–	–	–	(2,662)	–	(1,212)
Depreciation / amortisation	–	(246)	(4,286)	(1,053)	(2,514)	(408)	(8,507)	(37,116)	–	(352)
At 30th September 2006	**387,300**	**1,015**	**125,691**	**52,851**	**87,900**	**1,545**	**656,302**	**388,706**	**17,202**	**25,291**
At 1st April 2005	41,377	1,590	–	–	–	2,232	45,199	244,115	8,356	27,877
Exchange adjustments	–	(105)	–	–	–	(57)	(162)	(1,388)	–	(212)
Acquisition	2,254	–	–	–	–	–	2,254	4,982	–	301
Additions	–	–	–	–	–	70	70	21,865	–	336
Fair value gains	–	–	–	–	–	–	–	–	1,469	–
Disposals	–	–	–	–	–	–	–	(5,216)	–	(1,797)
Depreciation / amortisation	–	(295)	–	–	–	(544)	(839)	(22,090)	–	(325)
At 30th September 2005	43,631	1,190	–	–	–	1,701	46,522	242,268	9,825	26,180
Exchange adjustments	(6,436)	8	(1,909)	(859)	(1,414)	14	(10,596)	(1,800)	–	(159)
Acquisition	329,436	5	130,144	53,245	88,936	–	601,766	138,142	–	–
Additions	–	157	–	–	–	732	889	42,623	–	839
Fair value gains	–	–	–	–	–	–	–	–	4,202	–
Transfer from properties, plant and equipment and leasehold land										
– *cost*	–	–	–	–	–	–	–	–	807	–
– revaluation surplus	–	–	–	–	–	–	–	–	2,368	–
Transfer	–	–	–	–	–	–	–	(296)	–	(511)
Disposals	–	–	–	–	–	–	–	(4,430)	–	(1,001)
Provision for impairment	–	–	–	–	–	–	–	(4,404)	–	–
Depreciation / amortisation	–	(234)	(3,430)	(838)	(1,958)	(529)	(6,989)	(33,560)	–	7
At 31st March 2006	366,631	1,126	124,805	51,548	85,564	1,918	631,592	378,543	17,202	25,355

5 Trade and other receivables

The trade and other receivables include gross trade receivables of US$409,879,000 (31st March 2006: US$375,558,000). The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The ageing analysis of gross trade receivables was as follows:

	30th September 2006 US$'000	31st March 2006 US$'000
0-60 days	**303,154**	284,475
61-90 days	**40,340**	41,226
Over 90 days	**66,385**	49,857
Total	**409,879**	375,558

6 Trade and other payables

The trade and other payables include trade payables of US$197,807,000 (31st March 2006: US$194,925,000). The ageing analysis of trade payables was as follows:

	30th September 2006 US$'000	31st March 2006 US$'000
0-60 days	**151,657**	151,055
61-90 days	**19,333**	15,652
Over 90 days	**26,817**	28,218
Total	**197,807**	194,925

7 Borrowings

	30th September 2006 US$'000	31st March 2006 US$'000
Non-Current	**556,546**	523,193
Current	**71,723**	184,920
	628,269	708,113

Movement in borrowings is analysed as follows:

	US$'000
Six months ended 30th September 2006	
Opening amount as at 1st April 2006	**708,113**
Exchange difference	**2,191**
Additions of borrowings *(note)*	**688,014**
Repayments of borrowings *(note)*	**(770,049)**
Closing amount as at 30th September 2006	**628,269**
Six months ended 30th September 2005	
Opening amount as at 1st April 2005	15,988
Exchange difference	(211)
Acquisition of subsidiary	741
Repayments of borrowings	(893)
Closing amount as at 30th September 2005	15,625

Interest is charged on the outstanding balances at 1.95% to 7.375% per annum (31st March 2006: 1.5% to 6.875% per annum). Interest expense on borrowings for the six months ended 30th September 2006 is US$14,833,000 (30th September 2005: US$22,000).

Note: At 31st March 2006 the Company had in place a facility agreement with a syndicate of banks for a five-year loan facility of up to US$530,000,000, for the express purpose of refinancing the bridge loan. This facility was drawn down on 6th April 2006 to refinance in full the bridge loan. The five-year loan is repayable in full on the Final Maturity Date, 31st March 2011.

8 Provisions and other liabilities

Group	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Sundries US$'000	Total US$'000
At 1st April 2006	3,192	12,249	30,335	8,661	1,004	55,441
Exchange adjustments	11	530	1,807	12	1	2,361
Provisions	107	5,082	2,396	44	-	7,629
Utilised	(2,232)	(7,271)	(2,684)	(184)	-	(12,371)
Recognised as equity	-	-	3,254	-	-	3,254
Reclassification	-	-	-	690	(690)	-
At 30th September 2006	**1,078**	**10,590**	**35,108**	**9,223**	**315**	**56,314**
Non-current portion	**1,078**	**1,774**	**35,108**	**9,223**	**315**	**47,498**
Current portion	**-**	**8,816**	**-**	**-**	**-**	**8,816**
At 1st April 2005	2,443	2,891	14,206	-	-	19,540
Exchange adjustments	-	-	(975)	-	-	(975)
Provisions	-	-	932	-	-	932
Utilised	(19)	-	(537)	-	-	(556)
At 30th September 2005	2,424	2,891	13,626	-	-	18,941

8 Provisions and other liabilities *(Cont'd)*

8.1 Retirement benefit obligations

Most of the pension plans are final salary defined benefit plans. The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans are valued by qualified actuaries annually using the projected unit credit method.

The amounts recognised in the balance sheet are determined as follows:

	30th September 2006 US$'000	31st March 2006 US$'000
Present value of funded obligations	**118,010**	112,159
Present value of unfunded obligations	**22,036**	20,579
Present value of total obligations	**140,046**	132,738
Fair value of plan assets	**(104,938)**	(102,403)
Net retirement benefit obligations	**35,108**	30,335

The amounts recognised in the profit and loss account are as follows:

	Six months ended 30th September	
	2006 US$'000	2005 US$'000
Current service cost	**2,353**	615
Interest cost	**2,545**	317
Expected return on plan assets	**(2,502)**	–
Total expenses, included in staff costs	**2,396**	932

The actuarial losses recognised in the consolidated statement of recognised income and expense in current period was US$3,254,000 (30th September 2005: Nil).

The cumulative actuarial gains recognised in the consolidated statement of recognised income and expense amount to US$2,523,000 (30th September 2005: Nil).

9 Share capital

	Number of shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2006	3,671,309	5,925	77,855	(2,368)	81,412
Treasury shares granted	680	–	–	650	650
As at 30th September 2006	**3,671,989**	**5,925**	**77,855**	**(1,718)**	**82,062**
As at 1st April 2005 and as at 30th September 2005	3,673,789	5,925	77,855	–	83,780

The total authorised number of ordinary shares is 7,040,000,000 shares (31st March 2006: 7,040,000,000) with a par value of HK$0.0125 per share (31st March 2006: HK$0.0125 per share). All issued shares are fully paid.

Share option

Share options granted to employees as at 30th September 2006 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2006	Forfeited during the period	Held at 30/09/2006	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2004	16/09/2012
550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2005	16/09/2012
50,000	–	50,000	9.40	10/07/2003	01/07/2005	09/07/2013
50,000	–	50,000	9.40	10/07/2003	01/07/2006	09/07/2013
475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2005	30/07/2013
475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
100,000	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
50,000	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
2,650,000	(400,000)	2,250,000				

No share option was exercised during the period (30th September 2005: Nil).

The fair value of options forfeited, net, during the period ended 30th September 2006 determined using the Binomial valuation model and credited to the profit and loss account was US$53,000 (30th September 2005: US$146,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$628,000 of the above options granted is recognised, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

10 Reserves

	Unaudited								
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Hedging reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2006	15,499	38,949	(233,885)	1,637	681	5,547	2,252	933,448	764,128
Exchange adjustment	-	-	-	20,578	-	-	-	-	20,578
Fair value losses:									
– available-for-sale financial assets	-	-	-	-	-	-	1,291	-	1,291
Fair value gains:									
- hedging instrument	-	-	-	-	-	5,219	-	-	5,219
- deferred tax on fair value gains	-	-	-	-	-	(894)	-	-	(894)
Actuarial losses of defined benefit plan	-	-	-	-	-	-	-	(3,254)	(3,254)
Deferred tax effect on actuarial gains of defined benefit plan	-	-	-	-	-	-	-	128	128
Net income / (expense) recognised directly in equity	-	-	-	20,578	-	4,325	1,291	(3,126)	23,068
Profit for the period	-	-	-	-	-	-	-	64,746	64,746
Total recognised income for the period	-	-	-	20,578	-	4,325	1,291	61,620	87,814
Employees share option scheme:									
- value of employee services	-	-	-	-	(53)	-	-	-	(53)
Final dividend paid 05/06	-	-	-	-	-	-	-	(40,035)	(40,035)
	-	-	-	-	(53)	-	-	(40,035)	(40,088)
At 30th September 2006	15,499	38,949	(233,885)	22,215	628	9,872	3,543	955,033	811,854
Interim dividend	-	-	-	-	-	-	-	21,195	21,195
Other	15,499	38,949	(233,885)	22,215	628	9,872	3,543	933,838	790,659
At 30th September 2006	15,499	38,949	(233,885)	22,215	628	9,872	3,543	955,033	811,854

10 Reserves *(Cont'd)*

	Unaudited								
	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2005	15,499	6,487	38,917	(233,885)	9,028	891	-	897,542	734,479
Exchange adjustment	-	-	-	-	(4,861)	-	-	-	(4,861)
Opening adjustment for the adoption of HKAS 39	-	-	-	-	-	-	925	1,851	2,776
Opening adjustment for the adoption of HKAS 40	-	(6,487)	-	-	-	-	-	6,487	-
Opening adjustment for the adoption of HKFRS 3	-	-	-	-	-	-	-	1,864	1,864
Fair value losses:									
- available-for-sale financial assets	-	-	-	-	-	-	(832)	-	(832)
Net income / (expense) recognised directly in equity	-	(6,487)	-	-	(4,861)	-	93	10,202	(1,053)
Profit for the period	-	-	-	-	-	-	-	52,857	52,857
Total recognised income for the period	-	(6,487)	-	-	(4,861)	-	93	63,059	51,804
Employees share option scheme:									
- value of employee services	-	-	-	-	-	(146)	-	-	(146)
Final dividend paid 04/05	-	-	-	-	-	-	-	(51,810)	(51,810)
	-	-	-	-	-	(146)	-	(51,810)	(51,956)
At 30th September 2005	15,499	-	38,917	(233,885)	4,167	745	93	908,791	734,327
Interim dividend	-	-	-	-	-	-	-	21,195	21,195
Other	15,499	-	38,917	(233,885)	4,167	745	93	887,596	713,132
At 30th September 2005	15,499	-	38,917	(233,885)	4,167	745	93	908,791	734,327

11 Other gains, net

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Interest income	**4,429**	3,059
Gross earnings from investments in finance leases	–	3
Gross rental income from investment properties	**1,810**	660
Fair value gains on investment properties	–	1,469
	6,239	5,191

12 Selling and administrative expenses

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Selling expenses	**64,919**	35,814
Administrative expenses	**117,886**	66,199
	182,805	102,013

13 Restructuring costs / provisions

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Shutdown costs related to plant closures in the US and PRC	**5,082**	–

14 Expenses by nature

Operating profit is stated after crediting and charging the following:

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Depreciation		
Depreciation on properties, plant and equipment	**37,116**	22,090
Less: amounts capitalised on assets under construction	**(338)**	(545)
	36,778	21,545
Amortisation on leasehold land and land use rights	**352**	325
Amortisation of intangibles	**8,507**	839
Loss on disposal of properties, plant and equipment	**176**	1,607
Net exchange (gain) / loss	**(563)**	1,867
Staff costs	**176,534**	79,531

15 Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in respective countries of operation.

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**7,558**	4,181
Overseas taxation	**9,551**	11,028
	17,109	15,209
Deferred income tax	**(2,079)**	(4,940)
	15,030	10,269

16 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Group and held as treasury shares.

	Six months ended 30th September	
	2006	2005
Profit attributable to equity holders of the Company (thousands US dollar)	**64,746**	52,857
Weighted average number of ordinary shares in issue (thousands)	**3,671,776**	3,673,789
Basic earnings per share (US cents per share)	**1.76**	1.44

Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the period ended 30th September 2006.

17 Dividends

	Six months ended 30th September	
	2006	2005
	US$'000	US$'000
2005/06 Final dividend, paid of 1.09 US cents per share (2004/05: 1.41 US cents)	**40,035**	51,810
2006/07 Interim dividend, declared on 4th December 2006, of 0.58 US cents per share (2005/06: 0.58 US cents)	**21,195**	21,195
	61,230	73,005

18 Contingent liabilities

This note should be read in conjunction with note 39.3 of the Notes to the Accounts as stated in the Company's Annual Report 2006 which had set out the background of a claim for damages made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA closed down in 2001.

A settlement memorandum was signed between Lear EEDS and Interiors Corporation, Lear Corporation Automotive Holdings, Inc., Lear Corporation, Johnson Electric Automotive, Inc. and the Plaintiffs in September 2006 in which each of the Plaintiffs agreed to execute a Settlement Agreement and Release in a form to be agreed by the parties.

However, the Group considers full settlement of all the claims will not be material and, in addition, the Group has asserted claims for indemnity against prior owners.

19 Capital commitments

	30th September 2006 US$'000	31st March 2006 US$'000
Capital commitment for properties, plant and equipment		
Authorised but not contracted for	**5,477**	2,415
Contracted but not provided for	**10,769**	12,375
	16,246	14,790
Investment in:		
Subsidiary, contracted but not provided for	–	4,045
Jointly controlled entity, contracted but not provided for	–	4,859
	–	8,904

20 Business combinations

On 3rd April 2006, the Group paid US$4.9 million to purchase additional 10% shareholding in Shanghai Ri Yong-JEA Gate Electric Co., Ltd., previously a jointly controlled entity of the Group. The effective holding increased from 50% to 60%. The acquired business contributed revenues of US$25,061,000 and net profit of US$3,104,000 to the Group for the period from the date of acquisition to 30th September 2006.

Details of net assets acquired and goodwill are as follows:

	As at 30th September 2006 US$'000
Purchase consideration	**20,384**
Fair value of net assets acquired – shown as below	**(19,109)**
Goodwill	**1,275**

20 Business combinations *(Cont'd)*

The Group has yet to finalise the amount of the fair value of the net identifiable assets acquired. The assets and liabilities arising from the acquisition are as follows:

	Preliminary fair value US$'000	Acquiree's carrying amount US$'000
Properties, plant and equipment	8,559	8,559
Leasehold land and land use rights	1,470	1,470
Intangibles	120	120
Stocks and work in progress	8,124	8,124
Trade and other receivables	8,174	8,174
Bank balances and cash	14,579	14,579
Trade and other payables	(9,178)	(9,178)
Net assets	31,848	31,848
Minority interests	(12,739)	
Net assets acquired	19,109	
Purchase consideration		(20,384)
Interest in associated company previously accounted for		15,494
Purchase consideration settled in cash		(4,890)
Cash and cash equivalents in subsidiary acquired		14,579
Cash inflow on acquisition		9,689

21 Related-party transactions

Directors' emoluments amounted to US$1,008,000 for the period ended 30th September 2006 (30th September 2005: US$1,048,000).

	Six months ended 30th September	
	2006 US$'000	2005 US$'000
Salaries, allowances, fees and other benefits	**949**	986
Retirement scheme contributions	**59**	62
	1,008	1,048

The Group had no other material related party transaction during the period.

JOHNSON ELECTRIC HOLDINGS LIMITED

Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com